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                                                                     EXHIBIT 2.1

                            ASSET PURCHASE AGREEMENT

      THIS ASSET PURCHASE AGREEMENT (this "Agreement"), dated as of June 10, 2005, is entered into by and among John H. Harland Company, a Georgia corporation ("Buyer"), Justice Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Buyer ("Sub"), Liberty Enterprises, Inc., a Minnesota corporation (the "Company"), and the shareholders of the Company listed on the signature page hereto (the "Controlling Shareholders").

                              W I T N E S S E T H:

      WHEREAS, the Company operates a business involving the development, marketing and sale of checks, credit, debit and ATM cards and the provision of marketing services, consulting services and training to community financial institutions (the "Business"); and

      WHEREAS, the Boards of Directors of Buyer and the Company deem it advisable and in the best interests of each respective corporation and its shareholders that Sub purchases from the Company the Purchased Assets (as defined in Section 1.1) and assumes from the Company the Assumed Liabilities (as defined in Section 1.2) upon the terms and conditions set forth herein (the "Purchase");

      NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

                                    ARTICLE I
                              THE PURCHASE; CLOSING

      Section 1.1. Sale of Assets. At the Closing (as defined in Section 1.5), the Company shall sell, assign, transfer, convey and deliver to Sub, all of the Company's property and assets owned as of the Closing Date (as defined in Section 1.5), whether real, personal or mixed, tangible and intangible, of every kind and description, wherever located (the "Purchased Assets"), but excluding the assets described in SCHEDULE 1.1, which will be retained by the Company (the "Excluded Assets").

      Section 1.2. Assumption of Liabilities. Except for the Excluded Liabilities (as defined in Section 1.3), Buyer shall assume and be responsible for all of the debts, liabilities, obligations, contracts and agreements of the Company and each of its Subsidiaries, whether accrued or unaccrued, liquidated or unliquidated, absolute, contingent or otherwise, and whether due or to become due (the "Assumed Liabilities"), such that upon the Closing, the only debts, liabilities, obligations, contracts or agreements of the Company shall consist of the Excluded Liabilities. The intent of this Agreement and the Purchase is that, other than the Excluded Liabilities, as between the parties, the Purchase shall be treated for the purpose of determining Assumed Liabilities under this
Section 1.2 as if Sub purchased the stock of the Company and its Subsidiaries (as defined in Section 2.8). To the extent any of the Assumed Liabilities are incurred or paid by the Company or the Controlling Shareholders after the Closing Date and providing Buyer written notice of and a reasonable opportunity to pay such Assumed Liabilities, Buyer will promptly reimburse the Company or the Controlling Shareholders, as applicable, upon receipt of reasonable proof of payment.

      Section 1.3. Excluded Liabilities. Subject to the terms and conditions of this Agreement, Sub will not assume the following liabilities (the "Excluded Liabilities"):

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      (a) all "Indebtedness for Borrowed Money," which means (i) the amount owed to Bank One, NA (successor by merger to Bank One, Wisconsin) as of the Closing Date pursuant to that certain Credit and Term Loan Agreement dated as of August 28, 2000, as amended, between Bank One, NA and the Company, nor will such agreements be assigned to Sub in connection with the Purchase, and (ii) any other indebtedness for borrowed money of the Company as of the Closing Date all of which is set forth on SCHEDULE 1.3(a);

      (b) any and all liabilities for Taxes (as defined in Section 2.8) imposed at any time (i) on the Company or its Subsidiaries (as defined in Section 2.8) other than Cavion LLC ("Cavion"), as income Taxes, franchise Taxes or similar Taxes with respect to any net income, business operations or assets of the Company or such Subsidiary; (ii) on the Company's shareholders with respect to the Company's net income imputed to them under applicable Tax Laws; or (iii) on the Company, any of its shareholders or any of its Subsidiaries with respect to any income resulting from either (A) the Company's sale of the Purchased Assets hereunder, or (B) any failure of the Company to be a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Internal Revenue Code of 1986, as amended (the "Code") at all times from December 31, 1997, through the Closing Date; and

      (c) The amounts owed by the Company as a result of the Purchase pursuant to:

            (i) the engagement agreement between the Company and Duff & Phelps, LLC (formerly, Valuemetrics Capital, L.L.C.) dated September 2, 2004 and amended on October 25, 2004;

            (ii) the Liberty Enterprises, Inc. Directors' Equity Share Incentive Plan, effective January 1, 2005;

            (iii) any executive transaction success bonuses due to the Company's Chief Executive Officer, Chief Financial Officer, Executive Vice President
      - Sales and Executive Vice President - Marketing as determined by the Company's Board of Directors and the project bonuses due two employees in the aggregate amount of $40,000; and

            (iv) all fees and expenses payable by the Company to its legal, accounting, tax and other professional advisors and, to the extent applicable, the amounts payable by the Company to the trustee, financial advisor and legal counsel of the Liberty Shares Freedom Plan that was a shareholder of the Company until the time immediately before the time the transactions contemplated by this Agreement are consummated (the "Freedom Plan"), all in connection with the transactions contemplated by this Agreement incurred prior to the Closing Date ("Professional Fees").

      (d) That certain Promissory Note with the Company as the borrower and Buyer as the lender, dated as of the Closing Date in the amount of $26,711,040 (the "Note"). Buyer shall have the right, on the Closing Date, to offset against the Closing Purchase Price, the face amount of the Note.

      Section 1.4. Consideration. The total purchase price for the Purchased Assets shall be $160,000,000 (the "Purchase Price"). Buyer shall pay the Purchase Price by delivery in the following manner:

      (a) $153,500,000 in cash by wire transfer at the Closing to the Company (the "Closing Purchase Price"); and

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      (b) $6,500,000 in cash (the "Escrow Fund"), by wire transfer to SunTrust
Bank (the "Escrow Agent"), to be held in escrow by the Escrow Agent pursuant to the terms of the Escrow Agreement substantially in the form attached as EXHIBIT A hereto (the "Escrow Agreement"). The parties agree that the Company is, and shall be treated as, the owner of the Escrow Fund, together with any earnings thereon, for federal and state income Tax purposes and that the Company shall, except as may otherwise be provided in the Escrow Agreement, include in taxable income any earnings on the Escrow Fund. Each of the parties hereto which is a party to the Escrow Agreement agrees to execute and deliver the Escrow Agreement on the Closing Date, and Buyer agrees to cause the Escrow Agent to execute and deliver the Escrow Agreement on the Closing Date.

      Section 1.5. Closing. The closing of the Purchase (the "Closing") will take place at 10:00 a.m., Central time, on June 10, 2005 (the "Effective Date" or the "Closing Date"), at the offices of Maslon Edelman Borman & Brand, LLP or at such other place and time as may be mutually agreed by the Company and Buyer. The transaction will be deemed effective as of the close of the Company's business on the Closing Date.

      Section 1.6. Purchase Price Allocation and Reporting.

      (a) Purchase Price Allocation. Within 90 days after the Closing Date, Buyer shall provide the Company with an interim proposed schedule (the "Allocation Schedule") allocating the Purchase Price, plus any assumed liabilities and all other items comprising the "Aggregate Grossed-up Basis" of the Company's assets ("AGUB"), in each case that are apportioned among the Company's Business and Purchased Assets (the "Section 1060 Allocable Amount"). Such AGUB and Allocation Schedule shall comply with the rules of Section 1060 of the Code and the Treasury Regulations promulgated thereunder; provided, however, that the parties agree that the fair market value of both the Company's tangible personal property (other than inventory) and the Company's other personal property acquired by the Company prior to the Closing Date (other than cash, accounts receivable, prepaid expenses and the Company's investment in Cavion), does not exceed $13,000,000. The Company must either accept or reject the AGUB and the Allocation Schedule within 30 days of receipt thereof. If the Company accepts the AGUB and the Allocation Schedule, they shall become final and binding on the parties hereto. If the Company rejects the AGUB or the Allocation Schedule, the parties shall in good faith attempt to resolve the dispute within 15 days after written notice to Buyer of that rejection. Any such resolution shall be final and binding on all of the parties hereto. Any unresolved disputes shall be promptly submitted to Ernst & Young LLP or such other independent accounting firm of national reputation as may be mutually acceptable to the Company and Buyer (the "Independent Accountants") for resolution, with such resolution being final and binding on the parties hereto. Buyer and the Company (from the Escrow Fund), will each pay one-half of the fees and expenses of the Independent Accountants. The parties shall cooperate with each other and the Independent Accountants in connection with the matters contemplated by this
Section 1.6(a), including, without limitation, by furnishing such information and access to books, records (including, without limitation, accountants work papers), personnel and properties as may be reasonably requested.

      (b) Revisions. The parties hereto will revise the Allocation Schedule to the extent necessary to reflect any indemnification payment made under Article VII hereof or any other post-Closing payment made pursuant to or in connection with this Agreement. In the case of any such payment, Buyer shall propose a revised Allocation Schedule, and the parties hereto shall follow the procedures outlined above with respect to review, dispute and resolution in respect of such revision.

      (c) Consistent Treatment. Each of the parties hereto agrees to (i) prepare and timely file all Tax Returns (as defined in Section 2.8), including, without limitation, Treasury Form 8594 (and all

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supplements thereto) in a manner consistent with the Allocation Schedule as finalized and (ii) act in accordance with the Allocation Schedule for all Tax purposes.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Buyer that:

      Section 2.1. Organization and Standing.

      (a) The Company and each of its subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, (ii) has all corporate power and authority to own, lease and operate its properties and assets and to carry on its Business as presently conducted, (iii) is qualified as a foreign corporation to do business and is in good standing under the laws of each jurisdiction in which the conduct of its Business or the ownership or leasing of its properties or assets requires such qualification, except for such jurisdictions where the failure to be so qualified does not have a Material Adverse Effect (as defined below), and (iv) has all necessary government approvals to own, lease and operate its properties and assets and to carry on its Business as presently conducted, except where the failure to have such approvals does not have a Material Adverse Effect. SCHEDULE
2.1 sets forth a complete and accurate list of each of the Company's subsidiaries and the jurisdictions in which they are qualified to do business. For purposes of this Agreement, a "Material Adverse Effect" shall mean a material adverse effect on the financial condition, operations, assets or liabilities of the Company or such subsidiary or the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall either of the following be deemed to constitute, nor shall they be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) any changes affecting the industry in which the Company operates or any changes in general economic conditions that do not disproportionately impact in any material respect the Company, or (ii) any action required by this Agreement or to which Buyer has given its prior written consent.

      (b) The Company has made available for Buyer's review complete and correct copies of its Articles of Incorporation (the "Company Articles of Incorporation") and Bylaws (the "Company Bylaws"), each as amended to date. The Company Articles of Incorporation and the Company Bylaws are in full force and effect, and the Company is not in violation of any material provision of either thereof.

      (c) The minutes of the meetings of the directors and shareholders and the stock records of the Company previously made available for review by Buyer are complete and accurate records of such meetings, through the date hereof.

      Section 2.2. Authority for Agreement.

      (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, and subject to the approval of the Purchase by the holders of the Company's Common Stock ("Common Stock"), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby, have been duly authorized by all necessary corporate action, other than the approval of the Purchase and the adoption of this Agreement by the holders of the Common Stock. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by

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(i) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

      (b) The Controlling Shareholders have the right, power and capacity to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Controlling Shareholders and constitutes a valid and binding obligation of the Controlling Shareholders enforceable against each of them in accordance with its terms.

      Section 2.3. No Conflict.

      (a) Except as disclosed on SCHEDULE 2.3, the execution and delivery of this Agreement by the Company do not, and, subject to the terms of this Agreement, the performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Company Articles of Incorporation or Company Bylaws, (ii) conflict with or violate in any material respect any United States federal, state or local statutes, laws, rules, regulations, ordinances, codes, orders, decrees or other requirements or rules of law ("Laws") applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in a breach of or constitute a default under any agreement to which the Company is a party or by which it is bound, except for (a) any such breaches or defaults which in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company and (b) any such breaches or defaults which result from the conveyance, transfer or assignment of the Purchased Assets, the failure to obtain any necessary consent or approval in connection with the assignment or the Purchase or from the failure to follow any procedure or pay any amount in connection with the Purchase or any assignment, consent or approval.

      (b) Except as disclosed on SCHEDULE 2.3, the execution and delivery of this Agreement by the Controlling Shareholders do not, and the performance by the Controlling Shareholders of their obligations under this Agreement and the consummation of the transactions contemplated hereby will not, (i) violate in any material respect any provision of any Law applicable to the Controlling Shareholders, or (ii) violate or conflict with in any material respect, or result in a material breach or default under, any term or condition of any court order, agreement, document or other instrument to which any Controlling Shareholder is a party or by which any Common Stock held by a Controlling Shareholder are bound.

      Section 2.4. Required Filings and Consents. The execution and delivery of this Agreement by the Controlling Shareholders and the Company do not, and the performance of this Agreement by the Controlling Shareholders and the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), except for (i) those required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (ii) such other consents, approvals, authorizations, permits, filings or notifications by or with any Governmental Entity, which in the aggregate, if not obtained or made, would not reasonably be expected to have a Material Adverse Effect on the Company.

      Section 2.5. Compliance. The Company (i) has been operated in compliance in all material respects with all Laws applicable to the Company or by which any property or asset of the Company is bound or affected, and (ii) is not in default or violation in any material respect of any note, mortgage, indenture, contract, lease, license, permit, franchise or other agreement to which the

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Company is a party or by which any property or asset of the Company is bound, except for any noncompliance, defaults or violations which in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company.

      Section 2.6. Financial Statements; Absence of Undisclosed Liabilities.
SCHEDULE 2.6 sets forth the audited consolidated balance sheets of the Company as of December 31, 2003 and 2004, the related consolidated statements of income and cash flows for the year then ended and the footnotes related thereto, together with the audit report of Grant Thornton LLP (the "Financial Statements"). The Financial Statements (i) have been prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods indicated, (ii) have been prepared from, and are in accordance with, the books and records of the Company, and (iii) present fairly, in all material respects, the financial position of the Company as of each balance sheet date and the results of its operations for the periods indicated. To the Company's Knowledge (as defined in Section 2.8), the Company has not, prior to the Closing Date, incurred any material debt, Indebtedness for Borrowed Money, liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, that would reasonably be expected to have a Material Adverse Effect, except (i) as reflected or reserved against in the Financial Statements, (ii) those arising in the ordinary course of business of the Company, or (iii) as reflected on any Schedule to this Agreement.

      Section 2.7. Absence of Certain Changes or Events. Except as contemplated by this Agreement or disclosed on SCHEDULE 2.7, since December 31, 2004 the Company has conducted its business only in the ordinary course and consistent with prior practice, and there has not been (i) any event that has had or would reasonably be expected to have a Material Adverse Effect, (ii) any declaration or payment of any dividend or other distribution with respect to the capital stock of the Company other than tax dividends in the ordinary course of business, or (iii) any material change in accounting methods, principles or practices employed by the Company.

      Section 2.8. Tax Matters.

      (a) All Tax Returns required to be filed by or on behalf of the Company or any of its direct or indirect, partly or wholly-owned subsidiaries, including interests in partnerships, trusts and limited liability companies (collectively referred to as the "Subsidiaries") have been duly and timely filed with the appropriate Governmental Entity in all jurisdictions in which such Tax Returns are required to be filed, and all such Tax Returns are true, complete and correct in all material respects. All Taxes (whether or not shown on any Tax Return) payable by or on behalf of the Company or any of its Subsidiaries at any time before the Closing Date have been timely paid when due under applicable Laws. With respect to any period for which Tax Returns of or relating to the Company or any of its Subsidiaries have not yet been filed or for which Taxes are not yet due or owing as of the date hereof, the Company or one of its Subsidiaries, as applicable, has made adequate accruals for such Taxes on its books and records in accordance with GAAP.

      (b) The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Governmental Entity all amounts required to be so withheld and paid under all applicable Laws.

      (c) Buyer has been given the opportunity to review complete copies of all federal, state, local and foreign income or franchise Tax Returns of the Company and each of its Subsidiaries that have been filed for the taxable periods ended December 31, 2001, and thereafter.

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      (d) Except as disclosed on SCHEDULE 2.8(d), there have been no audits or notice of pending audits or inquiries by the IRS or any other Governmental Entity within the last four years relating to any Taxes due from or with respect to the Company or any of its Subsidiaries. No issue has been raised by a Governmental Entity in any prior examination of the Company or any of its Subsidiaries that, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period. No claim has been made or, to the Knowledge of the Company, threatened by a Governmental Entity, in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns, that any of them is or may be subject to taxation by that jurisdiction. Except as set forth on SCHEDULE 2.8(d), none of the Company or any of its Subsidiaries has consented to extend the statute of limitations with respect to any Tax.

      (e) None of the Company, any of its Subsidiaries, the Controlling Shareholders or the Freedom Plan, or any other person on their behalf has filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company or any Subsidiary.

      (f) None of the Company, any of its Subsidiaries, the Controlling Shareholders, the Freedom Plan, or any other person on their behalf: (i) is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any Knowledge that any Governmental Entity has proposed any such adjustment, or has any application pending with any Governmental Entity requesting permission for any changes in accounting methods that relate to the Company or any Subsidiary, (ii) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any Subsidiary, or (iii) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

      (g) The Company has not been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

      (h) Neither the Company nor any Subsidiary is a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing. Except as disclosed on SCHEDULE 2.8(h), neither the Company nor any of its Subsidiaries has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes. Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any foreign, state or local Governmental Entity that has been directed specifically to such entity.

      (i) There are no Liens (as defined below), other than Permitted Liens (as defined below), as a result of any unpaid Taxes upon any of the assets of the Company or any of its Subsidiaries.

      (j) SCHEDULE 2.8(j) sets forth each corporation in which the Company either currently or previously has held shares, directly or indirectly. Except as set forth in SCHEDULE 2.8(j), each of the entities set forth on SCHEDULE 2.8(j) (each a "Schedule 2.8(j) Entity") is or was (prior to its sale or dissolution), as appropriate, a qualified subchapter S subsidiary within the meaning of Section 1361(b)(3)(B) of the Code. Except as set forth on SCHEDULE 2.8(j), each Schedule 2.8(j) Entity is or was (prior to its sale or dissolution), as appropriate, a qualified subchapter S subsidiary in all states (including the District of Columbia) that follow Federal income Tax Laws concerning qualified subchapter S subsidiaries and in which the Company is required to file a Tax Return.

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      (k) SCHEDULE 2.8(k) sets forth each partnership, limited liability company or other entity, foreign or domestic, in which the Company has owned any equity interest (other than marketable securities) since December 31, 1997. Except as noted on SCHEDULE 2.8(k), each entity set forth therein is or was (prior to its sale or dissolution), as appropriate, either (i) properly treated as a disregarded entity under Treasury Regulations Section 301.7701-3 and under similar provisions of state or local Law in each jurisdiction where such entity is or was required to file a Tax Return, or (ii) properly treated as a partnership under Subchapter K of the Code and in each jurisdiction where such entity is or was required to file a Tax Return.

      (l) The Company has been a validly electing S corporation within the meaning of Sections 1361 and 1362 of the Code at all times from December 31, 1997, through the Closing Date. Except as set forth on SCHEDULE 2.8(l), at all times from December 31, 1997, through the Closing Date the Company has been a valid S corporation in all states (including the District of Columbia) that follow Federal income Tax laws concerning S corporation elections and in which the Company is required to file a Tax Return.

      (m) SCHEDULE 2.8(m) sets forth each trust, estate or any other person who is not an individual that has owned any capital stock in the Company and the period for which the stock was owned. Each trust listed on SCHEDULE 2.8(m) is a trust described in Section 1361(c)(2)(A)(i) or Section 1361(c)(6) of the Code. All of the shareholders of the Company are permitted shareholders of an S corporation within the purview of Section 1361(b)(1)(B) and (C) of the Code.

      (n) The Company does not have more than one class of stock within the meaning of Section 1361(b)(1)(D) of the Code.

      (o) The Company has not, since January 1, 1998, acquired assets from another corporation in a transaction in which the Company's Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets in the hands of the transferor.

      (p) None of the Company or any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) during a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

      (q) There is no taxable income of the Company or any of its Subsidiaries that will be required under applicable Tax Law to be reported by the Company or any of its Subsidiaries for a taxable period beginning after the Closing Date, which taxable income will be or was realized prior to the Closing Date.

      (r) None of the Company or any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section
1.6011-4(b)(1), or a transaction substantially similar to a reportable transaction.

      (s) None of the Company or any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to Tax in such country.

      (t) The Company is not subject to the Tax imposed under Section 1374(a) of the Code or under similar provisions of state or local law on recognized built-in gains arising from its Selection effective December 31, 1997.

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      (u) The Company has not made and is not required to make any payment that would constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

      (v) For purposes of this Agreement:

            (i) "Tax" means any applicable federal, state, local or foreign income, sales, use, transfer, recording, gross receipts, license, payroll, employment, excise, capital stock, franchise, withholding, social security, disability, real or personal property, escheat, unclaimed property, value added or other tax or claim of any kind whatsoever, including any estimated payment thereof, or any interest, penalty or addition thereto, as required by applicable Law.

            (ii) "Tax Return" means any report, return, declaration or other information required to be supplied to a Governmental Entity by applicable Law in connection with Taxes, including estimated returns, tax shelter disclosure and reportable transactions regulations and reports of every kind with respect to Taxes, as required by applicable Law.

            (iii) "Knowledge" means, when used with respect to a natural person, the actual knowledge of such person. "Knowledge" means, when used with respect to an entity that is not a natural person, the actual knowledge of the executive officers of such entity. With respect to the Company, its executive officers for purposes of this definition of Knowledge shall mean the Company's current Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Executive Vice President - Sales and Executive Vice President - Marketing.

      Section 2.9. Title to Properties.

      (a) The Company does not own any real property. SCHEDULE 2.9(a) sets forth a complete and accurate list of all individual items of property with a current book value in excess of $100,000 that the Company owns or leases (the "Personal Property").

      (b) The Company has title to, or a valid leasehold interest in, the Personal Property, in each case free and clear of all mortgages, liens, pledges, security interests, charges, and encumbrances on title of any nature ("Liens"), except for Liens for Taxes accrued but not yet payable, purchase money security interests and those mortgages, liens, pledges, security interests, charges, and encumbrances on title set forth on SCHEDULE 2.9(b) (collectively, "Permitted Liens").

      Section 2.10. Change of Control Agreements. Except as set forth on
SCHEDULE 2.10, or as otherwise contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting or increase the amount of any payment or benefit to any director, officer or employee of the Company.

      Section 2.11. Litigation. Except as set forth on SCHEDULE 2.11, (a) there are no claims, suits, actions, arbitration or other material proceedings ("Litigation") pending or, to the Knowledge of the Company, material Litigation threatened against the Company, and (b) there are no outstanding judgments, orders, injunctions or awards against or relating to the Company.

      Section 2.12. Material Contracts. Schedule 2.12 sets forth a complete and accurate list of all executory contracts or contractual arrangements to which the Company is a party involving annual payments by the Company after January 1, 2005 in excess of $100,000 ("Material Contracts"), including: (i) agreements for the purchase or sale of any assets, (ii) agreements relating to indebtedness for borrowed money, (iii) contracts or licenses with customers, independent contractors, joint venture partners, suppliers, software developers, host providers, resellers or others, including all sales and open purchase orders, and (iv) leases of any real property or Personal Property. Schedule 2.12 sets forth a complete and accurate list of all executory contracts or contractual arrangements (without reference to the actual customer) to which the Company is a party which resulted in billings by the Company to any of the Company's current customers in calendar year 2004 in excess of $250,000 ("Customer Contracts"). Except as disclosed on Schedule 2.12, neither the Company nor, to the Knowledge of the Company, any other party thereto is in default in any material respect under any Material Contract or Customer Contract, nor to the Knowledge of the Company has any event occurred that could result in any such default. The Company has no "side agreement" or other understanding that would give any person the right to modify or amend any Material Contract or Customer Contract. The Company is not making any representations or warranties with respect to whether or not the consent of the other party to any contract is required to avoid any breach, default or violation thereof in connection with the transactions contemplated hereby. Furthermore, Sub shall be fully responsible and liable for the consequences that result from the Purchase under any contract to which the Company is a party.

      Section 2.13. Employee Benefit Plans.

      (a) SCHEDULE 2.13(a) sets forth all plans, funds, programs, agreements or arrangements (whether written or oral) pursuant to which the Company or any of its Subsidiaries provides benefits or remuneration (other than salaries and wages) to its employees, former employees, directors, independent contractors or contingent or leased employees or the dependents of any of them, including any bonus, incentive compensation, stock option, deferred compensation, severance or other compensation plan or employment agreement, any employee welfare plan or any defined benefit, profit sharing or savings or other employee pension benefit plan (collectively, "Current Benefit Plans").

      (b) For purposes of this Agreement, the term "Benefit Plan" includes each of the Current Benefit Plans and the Past Benefit Plans; and the term "Past Benefit Plan" means any plan, fund, program, agreement or arrangement that would be a Current Benefit Plan if it were now in effect, and was at any earlier time within the past six years sponsored or maintained or required to be sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries has made, or had an obligation to make, contributions providing for employee benefits or for the remuneration (other than salaries or wages), direct or indirect, of their employees, former employees, directors, independent contractors, contingent or leased employees, the spouses or the dependents of any of them. To the extent applicable, to the Knowledge of the Company, the Current Benefit Plans now comply, and the Past Benefit Plans did comply when they were in effect, in all material respects with the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code. Any Current Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is an approved prototype plan with an opinion letter upon which the Company or a Subsidiary is entitled to rely, and continues to satisfy in all material respects the requirements for such qualification. Neither the Company nor any affiliate of the Company that would be considered a single employer with the Company or any Subsidiary under
Section 414 of the Code has maintained or contributed in the past six years to any Benefit Plan that is or was then covered by Title IV of ERISA or Section 412 of the Code that could reasonably be expected to result in a material penalty to the Company. Neither the Company, any of its Subsidiaries nor any Benefit Plan has incurred any material liability or penalty under Section 4975 of the Code or
Section 502(i) of ERISA, or engaged in any transaction that is reasonably likely to result in any such liability or penalty. To the Knowledge of the Company, the Company has complied in all material respects with the notice and continuation requirements of Section 4980B of the Code and the regulations thereunder ("COBRA"), and with the applicable requirements of the Health Insurance Portability and Accountability Act of 1996. To the Knowledge of the Company, except as described in SCHEDULE 2.13(b), each Current Benefit Plan has been maintained and administered during the past six years in material compliance with its terms and with all applicable Law, including ERISA, the Code and federal and state securities Laws.

      (c) There is no pending or, to the Knowledge of the Company, threatened Litigation involving any Benefit Plan (excluding routine claims for benefits incurred in the ordinary course of Benefit Plan activities). All contributions required to be made as of the date hereof to the Benefit Plans have been made or provided for.

      (d) Except as required under COBRA and similar state laws, and except as set forth in SCHEDULE 2.13(d), the Company has no plan or arrangement which provides life insurance, medical or other employee welfare benefits to any employee or former employee upon retirement or termination of employment, and the Company has never represented or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided.

      (e) With respect to any Current Benefit Plan (including without limitation the employee stock ownership plan component of the Freedom Plan) that is intended to be an employee stock ownership plan (within the meaning of Section 4975(e)(7) of the Code and Section 407(d)(6) of ERISA) (the "ESOP"), the ESOP has at all times been maintained and administered in all material respects in accordance with the applicable requirements of Section 4975(e)(7), Section 409(h), (o), (n), and (p), and Section 664(g) of the Code, Section 407(d)(6) of ERISA and all applicable federal and state securities laws; any shares of capital stock of the Company or any of its Subsidiaries held by the ESOP are and have at all times been in all material respects qualifying employer securities within the meaning of Section 4975(e)(8) of the Code and Section 407(d)(5) of the Code; any loans made to the ESOP or guaranteed by a "disqualified person" (within the meaning of Section 4975(e)(2) of the Code or a "party in interest" within the meaning of Section 3(14) of ERISA) are and have at all times been exempt in all material respects from the application of Section 4975(a) and (b) of the Code and Section 406 of ERISA; the ESOP has at all times complied in all material respects with the diversification requirements of Section 401(a)(28)(B) of the Code; and all valuations of qualifying employer securities held by the ESOP with respect to activities carried on by the ESOP have been made by an "independent appraiser" within the meaning of Section 401(a)(28)(C) of the Code. No ESOP participant is a "disqualified person" within the meaning of Section 409(p) of the Code with respect to the 2005 plan year. Except as set forth in
SCHEDULE 2.13(e), no person who has had an account under the ESOP in 2005 has "synthetic equity shares" (within the meaning of Section 409(p) of the Code), including (i) any stock option, warrant, restricted stock, deferred issuance stock right, stock appreciation right payable in stock of the Company or similar interest or right that gives the holder the right to acquire or receive stock of the Company in the future; (ii) any right to a future payment (payable in cash or any other form other than stock of the Company) from the Company that is based on the value of the Company's stock; (iii) any rights to acquire stock or similar interests in any entity in which the Company holds an interest and which is a partnership, a trust, an eligible entity that is disregarded as an entity that is separate from its owner under Treasury Regulation Section 301.7701-3 or a "qualified subchapter S subsidiary" under Section 1361(b)(3) of the Code (a "related entity"); (iv) any rights to acquire assets of the Company or a related entity (other than the right to acquire goods, services or property at fair market value in the ordinary course of business or fringe benefits excluded from gross income under Section 132 of the Code); or (v) any of the following with respect to the Company or a related entity: (A) any remuneration to which
Section 404(a)(5) of the Code applies, (B) any remuneration for which a deduction would be permitted under Section 404(a)(5) of the Code if separate accounts were maintained; any right to receive property to which Section 83 of the Code applies (including a payment to a trust described in Section 402(b) of the Code or to an annuity described in Section 403(c) of the Code) in a future year for the performance of services; (C) any transfer of property (to which Section 83 of the Code applies) in connection with the performance of services to the extent that the property is not substantially vested within the meaning of Treasury Regulation Section 1.83-3(i) by the end of the plan year in which transferred; (D) a split-dollar life insurance arrangement under Treasury Regulation Section 1.61-22(b) entered into in connection with the performance of services (other than one under which, at all times, the only economic benefit that will be provided under the arrangement is current life insurance protection as described in Treasury Regulation Section 1.61-22(d)(3); and (E) any other remuneration for services under a plan, or method or arrangement, deferring the receipt of compensation to a date that is after the fifteenth (15th) day of the third (3rd) calendar month after the end of the entity's taxable year in which the related services are rendered.

      (f) The Company has furnished or made available to Buyer complete and accurate copies of each Current Benefit Plan and its related trust agreement as in effect on the date hereof (if any), complete and accurate documentation of any loans made to a Current Benefit Plan that is or includes an ESOP (including loan agreements, pledge agreements and notes), current summary plan description (if such plan is required to have a summary plan description under ERISA), the annual reports under the Form 5500 series, including all schedules thereto, filed with the Department of Labor or the Internal Revenue Service (if such plan is required to file annual reports under ERISA), with respect to each year for which the statute of limitations has not expired.

      Section 2.14. Labor and Employment Matters.

      (a) Except as set forth on SCHEDULE 2.14, there are no agreements or arrangements on behalf of any officer, director or employee of the Company providing for payment or other benefits to such person or the establishment, increase, acceleration, vesting or enhancement of any benefit contingent upon the execution of this Agreement, the Closing or a transaction involving a change of control of the Company, other than any arrangements contemplated under this Agreement.

      (b) The Company is not a party to any collective bargaining agreement or other arrangement with a labor union or labor organization.

      (c) The Company has paid when due all material wages, bonuses, commissions, benefits, taxes, penalties or assessments owed to any officer, director, employee, sales representative, contractor, consultant or other agent. There are no investigations, proceedings or complaints of violations of any federal or state wage and hour laws pending or, to the Knowledge of the Company, threatened before the Department of Labor or any other Governmental Entity involving the Company.

      (d) The Company is in compliance in all material respects with all immigration laws, and there are no proceedings pending or, to the Knowledge of the Company, threatened before the Immigration and Naturalization Service or any other Governmental Entity which has responsibility for enforcing immigration laws involving the Company.

      (e) Except as set forth on SCHEDULE 2.14, there are no investigations, proceedings, charges or complaints of discrimination based upon sex, age, marital status, race, national origin, sexual preference, disability, handicap or veteran status pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Entity which has responsibility for enforcing employment laws involving the Company. Except as set forth on SCHEDULE 2.14, no discrimination, retaliation or other claim is pending or, to the Knowledge of the

Company, threatened against the Company under any federal law or any comparable state or local fair employment practices act regulating discrimination in the workplace.

      (f) The Company is not a federal or state contractor or subcontractor obligated to develop and maintain an affirmative action plan, and no claim or proceeding involving the Company is pending or, to the Knowledge of the Company, threatened with the Office of Federal Contract Compliance Programs or any other Governmental Entity.

      (g) No citation has been issued by the Occupational Safety and Health Administration ("OSHA") against the Company and no claim or proceeding is pending or, to the Knowledge of the Company, threatened against the Company under OSHA or any other applicable Law relating to occupational safety and health.

      Section 2.15. Environmental Compliance and Disclosure.

      (a) To the Knowledge of the Company, the Company possesses, and is in compliance in all material respects with, all permits, licenses and government authorizations and has filed all notices that are required under Laws relating to protection of the environment, pollution control and hazardous materials ("Environmental Laws") applicable to the Company.

      (b) To the Knowledge of the Company, the Company has not received any notice of liability under the Federal Comprehensive Environmental Response, Compensation and Liability Act or any similar state or local Law.

      (c) The Company is in compliance in all material respects with and, to the Knowledge of the Company, is not subject to any liability under applicable Environmental Laws.

      (d) To the Knowledge of the Company, neither the Company nor any other person has released hazardous materials in any amount that could reasonably be required to be remediated under applicable Environmental Laws on any real property owned or leased by the Company.

      Section 2.16. Intellectual Property.

      (a) SCHEDULE 2.16 sets forth a complete and accurate list of all of the following items (the "Intellectual Property Rights") which the Company owns and/or has a valid claim of ownership, excluding any ownership rights provided pursuant to Third Party License Agreements (as defined below): (i) United States and foreign patents and applications therefor, (ii) United States and foreign trademark, trade name, service mark and certification mark registrations and applications therefor at the federal, state or local level, and (iii) United States and foreign copyright registrations and applications therefor. SCHEDULE
2.16 also sets forth a complete and accurate list of all items described in the previous sentence in which the Company holds a license from a third party, except licenses that involve the payment by the Company of less than $50,000 per year (the "Third Party License Agreements").

      (b) The Intellectual Property Rights are free and clear of any Liens and are not subject to any license or other arrangement requiring payment to any third person with respect to the ownership thereof or the obligation to grant rights to any third person in exchange therefor. To the Knowledge of the Company, the Company has valid rights under the Third Party License Agreements. The Intellectual Property Rights and the rights underlying the Third Party License Agreements are all those material intellectual property rights of the type described in the first sentence of Section 2.17(a) used by the Company in its business as presently conducted.

      (c) To the Knowledge of the Company, the validity of the Intellectual Property Rights and title thereto and the validity of the rights underlying the Third Party License Agreements have not been questioned in any Litigation. To the Knowledge of the Company, the business of the Company does not infringe and has not been alleged to infringe any patents, trademarks, trade names, service marks, copyrights or other intellectual property rights of others.

      (d) Except as set forth on SCHEDULE 2.16, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of any of the Intellectual Property Rights or the rights under any Third Party License Agreements. Except as expressly authorized by the Company, to the Knowledge of the Company there are no third parties using any of the Intellectual Property Rights material to the business of the Company as presently conducted.

      Section 2.17. Company Software.

      (a) SCHEDULE 2.17 contains a complete and accurate list of all material software products, other than shrink-wrap licenses, click-through licenses or other similar end-user agreements for generally commercially available software, owned, marketed or licensed by the Company and currently in use by the Company (collectively, the "Company Software").

      (b) The Company owns, or possesses valid rights to, all Computer Software. There are no infringement proceedings pending or, to the Knowledge of the Company, threatened against the Company with respect to any Computer Software.

      Section 2.18. Brokers. No broker, finder or investment banker, other than Duff & Phelps, LLC (formerly, Valuemetrics Capital, L.L.C.) and Stout Risius Ross, Inc., is entitled to any fee or commission in connection with this Agreement or the transactions contemplated hereby, based upon arrangements made by or on behalf of the Company or the Controlling Shareholders.

      Section 2.19. Notes and Accounts Receivable.

      (a) Except as disclosed on SCHEDULE 2.19, there are no notes receivable held by the Company owing by any director, officer, employee or shareholder of the Company.

      (b) SCHEDULE 2.19 sets forth a complete and accurate schedule of the accounts receivable of the Company at February 28, 2005, showing the amount of each receivable and an aging of amounts due thereunder. All such receivables (net of any reserves shown thereon which are reflected on the balance sheet at December 31, 2004), and all receivables generated since that date subject to such reserve, (i) are valid and incurred in the ordinary course of business in a manner consistent with the Company's past practices, (ii) represent monies due for goods sold and delivered or services rendered in the ordinary course of business and (iii) are, to the Knowledge of the Company, not subject to any refund, adjustment, setoff or dispute.

      Section 2.20. Transactions with Affiliates. Except for compensation and benefits received in the ordinary course of business; contracts, agreements, instruments or understandings which will have no force or effect with respect to the Company at any time after the Effective Date; and except as set forth in
SCHEDULE 2.20, no director, officer or employee of the Company or any affiliate of any such person has any interest in (i) any material contract, agreement or understanding relating to the business of the Company, (ii) any loan, understanding, agreement or contract relating to indebtedness for borrowed money of the Company, or (iii) any property, tangible or intangible, used in the business of the Company.

      Other than the specific representations and warranties set forth in
Article II with respect to the Company, neither the Company nor any of the Controlling Shareholders makes, and each further disclaims, any other representations and warranties.

                                   ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF BUYER

      Buyer represents and warrants to the Company as follows:

      Section 3.1. Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Georgia and has full corporate power and authority and all necessary government approvals to own and operate it properties and assets and to conduct its business as presently conducted. Sub is a corporation duly organized and validly existing under the laws of the State of Minnesota and has full corporate power and authority to conduct its business as presently conducted.

      Section 3.2. Authority for Agreement. Buyer and Sub have all necessary corporate power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer and Sub of this Agreement, and the consummation by Buyer and Sub of the transactions contemplated hereby, have been duly authorized by all necessary corporate action. No approval of the equity holders of Buyer or Sub (other than approval, which has already been given prior to the date of this Agreement, of this Agreement by Buyer as the sole shareholder of Sub) is necessary for Buyer and Sub to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Buyer and Sub and constitutes the legal, valid and binding obligation of Buyer and Sub enforceable against Buyer and Sub in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

      Section 3.3. No Conflict. The execution and delivery of this Agreement by Buyer and Sub do not, and the performance of this Agreement by Buyer and Sub and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the articles of incorporation or bylaws of Buyer or Sub, (ii) conflict with or violate in any material respect any Law applicable to Buyer or Sub or by which any property or asset of Buyer or Sub is bound or affected, or
(iii) result in any breach of or constitute a default under any agreement to which Buyer or Sub is a party or by which Buyer or Sub is bound, except for any such breaches or defaults which in the aggregate would not reasonably be expected to have a Material Adverse Effect on Buyer or Sub.

      Section 3.4. Required Filings and Consents. The execution and delivery of this Agreement by Buyer and Sub do not, and the performance of this Agreement by Buyer and Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, other than those required by the HSR Act.

      Section 3.5. Brokers. No broker, finder or investment banker, other than Lane, Berry & Co. International, LLC and Wachovia Capital Markets, LLC, is entitled to any fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or Sub.

      Section 3.6. Purchase Price. Buyer has sufficient, non-contingent financial resources to pay the full Purchase Price at Closing.

                                   ARTICLE IV
                                    COVENANTS

      Section 4.1. Post Closing Expenses. Buyer and the Company agree that the Company will incur various accounting, legal, administration and other costs and expenses after the Closing Date (collectively, "Post Closing Expenses") as a result of converting the Merger (as defined in Section 8.7) to an asset sale as contemplated by this Agreement. The Post Closing Expenses shall not include any Taxes. The Post Closing Expenses consist of two categories of expenses: (i) the Post Closing Expenses which would have been incurred by the Company (as owned by Buyer) or Buyer under the Merger which are generally described in SCHEDULE 4.1(a) (the "Old Post Closing Expenses"), and (ii) the Post Closing Expenses which would not have resulted under the Merger which are generally described in
SCHEDULE 4.1(b) (the "New Post Closing Expenses"). Buyer shall reimburse the Company upon the Company's presentation of reasonable proof of payment (which shall include reasonable supporting documentation, if applicable) within 30 days of the receipt of an invoice for all reasonable Old Post Closing Expenses. Buyer shall reimburse the Company upon the Company's presentation of reasonable proof of payment (which shall include reasonable supporting documentation, if applicable) within 30 days of the receipt of an invoice for one-half of all reasonable New Post Closing Expenses, up to a maximum reimbursable amount to be paid by Buyer of $550,000. In addition, Buyer will provide reasonable assistance to the Company and the Controlling Shareholders at no additional cost or expense in connection with administering and fulfilling the functions that give rise to the Post Closing Expenses and other administrative matters, which assistance will include, but will not be limited to, the use of hardware, software and systems included within the Purchased Assets (which Buyer agrees to retain and maintain in full operation throughout the Assistance Period (as defined below)), and the use of and assistance from those employees who were employed by the Company prior to the Closing and subsequently hired by Buyer. Buyer and the Company shall cooperate to keep the Post Closing Expenses at a commercially reasonable level. Buyer's portion of the Post Closing Expenses shall be deemed part of the Assumed Liabilities. The "Assistance Period" means the period beginning on the Closing Date and ending on the later of (a) the two year anniversary of the Closing, (b) the date that all Tax indemnifications periods end, or (c) the date that all Tax audits which are in process upon the expiration of the period described in the foregoing subsection (b) are concluded and are final and non-appealable under applicable Law.

      Section 4.2. Name Change. Within twenty (20) days following the Effective Date, the Company shall amend its Articles of Incorporation to change the name of the Company to something other than Liberty Enterprises, Inc., and such new name will not include the word "Liberty".

      Section 4.3. Further Assurances. Each of the parties hereto shall use all commercially reasonable efforts to take all necessary or appropriate action to consummate the transactions contemplated hereby. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers of each party to this Agreement shall use all commercially reasonable efforts to take all such action.

      Section 4.4. Public Announcements. Neither Buyer nor the Company shall issue any press release or make any public statement regarding the transactions contemplated hereby without the prior written approval of the other party, except as required by applicable Law. Buyer shall provide the Company with at least three days' advance notice of any press release or public statement relating to the Purchase and will allow Company to review and comment thereon.

      Section 4.5. Tax Matters.

      (a) Responsibility for Filing Tax Returns.

            (i) Taxes for Pre-Closing Tax Periods. The Company shall prepare and file (applying Tax accounting methods and entity classifications in a manner consistent with the Company's past filings), or cause to be prepared and filed, at Buyer's cost and expense pursuant to Section 4.1, all Tax Returns that include all or any portion of a taxable period beginning before the Closing Date (a "Pre-Closing Tax Period"), and are required to be filed by the Company or any of its Subsidiaries after the Closing Date; provided, however, that the Company shall not be required to file any Tax Return that Cavion is required to file after the Closing Date; and provided further that the Company shall permit Buyer to review, comment and approve (such approval not to be unreasonably withheld or unduly delayed) each such Tax Return to be filed by the Company hereunder, prior to its filing. The Company shall pay or cause to be paid, on a timely basis (taking into account all extensions of due dates), any Taxes of the Company or any of its Subsidiaries (other than Cavion, with respect to Tax periods ending after the Closing Date) with respect to such Tax Returns; provided, however, that pursuant to Section 1.2 and Section 4.1, Buyer shall reimburse the Company, on or before the due date for filing each such Tax Return, for any such Taxes paid by the Company that were not yet due on the Closing Date, and relate to any items shown on such Tax Return for a Pre-Closing Tax Period, except to the extent (if any) that such Taxes are Excluded Liabilities under Section 1.3(b). On or before the Closing Date, the Company shall also cause Cavion to pay on a timely basis (taking into account all extensions of due dates), any Taxes of Cavion that are due on or before the Closing Date, including without limitation any estimated Tax payments due through June 15, 2005.

            (ii) Dispute Resolution. In the event of any disagreement between Buyer and the Company regarding items set forth on the Tax Returns described in paragraph (i) of this Section 4.5(a) that affect the amount of Taxes to be reimbursed by Buyer thereunder, Buyer and the Company shall, in good faith, use their best efforts to agree on such items. If such efforts fail, the parties shall resolve such disagreement using Independent Accountants pursuant to the procedures set forth in Section 1.6(a) of this Agreement.

            (iii) Taxes for Post-Closing Tax Periods. The Company shall also prepare and file, or cause to be prepared and filed, at the Company's cost and expense, all Tax Returns that are required to be filed by the Company or any of its Subsidiaries (other than Cavion) for any taxable period beginning after the Closing Date (a "Post-Closing Tax Period"); and the Company shall pay, on a timely basis (taking into account all extensions of due dates), any Taxes of the Company or any of its Subsidiaries (other than Cavion) with respect to such Tax Returns. Buyer shall prepare and file, or cause to be prepared and filed, at Buyer's cost and expense, all Tax Returns that are required to be filed by Cavion after the Closing Date for any Pre-Closing Tax Period and any Post-Closing Tax Period; and Buyer shall pay or cause to be paid, on a timely basis (taking into account all extensions of due dates), any Taxes of Cavion with respect to such Tax Returns, except to the extent, if any, that such Taxes are Excluded Liabilities under Section 1.3(b).

      (b) Audits and Other Tax Proceedings.

            (i) Notice and Costs with Respect to Tax Disputes. If any Tax authority disputes any item on a Tax Return of the Company or any of its Subsidiaries, and that item is reasonably likely to affect any Tax liability of Buyer, Sub or Cavion for a Pre-Closing Tax

      Period or a Post-Closing Tax Period, or affect any Tax Liability that is required to be reimbursed to the Company by Buyer hereunder, or is reasonably likely to result in a claim against the Escrow Fund or is reasonably likely to cause the Controlling Shareholders to have an indemnification obligation under Section 7.1, the person receiving notice of the dispute shall promptly notify each other party. For purposes of any actions to be taken by the Company under this Agreement, the term "Company" shall include the Controlling Shareholders during any period after the Company has been dissolved. If any such dispute with a Tax authority is part of (or results in) any Tax audit or other administrative or judicial Tax proceeding (a "Tax Proceeding") that does not result in a claim against the Escrow Fund nor cause the Controlling Shareholders to have an indemnification obligation under Section 7.1, Buyer shall reimburse the Company and the Controlling Shareholders pursuant to Section
      4.1 for all of their expenses (other than Taxes), of the type that would constitute a Loss (as defined in Section 7.1(b)), incurred in connection with such Tax Proceeding, except to the extent such expenses are incurred with respect to any Tax that is an Excluded Liability under Section 1.3(b).

            (ii) Pre-Closing Tax Periods. The Company (or, if the Company has been dissolved, the Controlling Shareholders) shall control the conduct of all stages of any Tax Proceeding with respect to the Company or any of its Subsidiaries for any Pre-Closing Tax Period; provided, however, that the Company (or, if the Company has been dissolved, the Controlling Shareholders) shall allow Buyer to participate in any such Tax Proceeding with respect to a Tax liability that is reasonably likely to affect Buyer, Sub or Cavion as described in paragraph (i) of this Section 4.5(b), and the Company shall not with respect to any such Tax Proceeding controlled by the Company accept any proposed adjustment or enter into any settlement or agreement that would create additional Tax liabilities or reimbursement obligations of Buyer, Sub or Cavion (unless they would be fully indemnified, subject to the terms of Section 7.1, by the Escrow Fund and/or the Controlling Shareholders), without the express written consent of Buyer, which consent shall not be unreasonably withheld or unduly delayed; and provided further that if such Tax Proceeding relates primarily to material Taxes for which Buyer, Sub or Cavion may be potentially liable and for which the Company or the Controlling Shareholders are not required to fully indemnify Buyer, subject to the terms of Section 7.1, then Buyer shall have the right to control the Tax Proceeding. The Company shall have the right to participate in any such Tax Proceeding controlled by Buyer and in which the Company or the Controlling Shareholders are reasonably likely to have an indemnification obligation under Section 7.1 (by a claim against the Escrow Fund or otherwise) or in which the Company or the Controlling Shareholders may be potentially liable for any Tax; and Buyer shall not with respect to any such Tax Proceeding accept any proposed adjustment or enter into any settlement or agreement that would materially increase such indemnification obligation or would create additional Tax liabilities of the Company or its shareholders, without the express written consent of the Company, which consent shall not be unreasonably withheld or unduly delayed.

            (iii) Post-Closing Tax Periods. Buyer shall control the conduct of all stages of any Tax Proceeding with respect to Buyer, Sub or Cavion for any Post-Closing Tax Period; provided, however, that if any such Tax Proceeding is reasonably likely to affect any Tax liability of the Company or its shareholders, is reasonably likely to result in a claim against the Escrow Fund or is reasonably likely to cause the Controlling Shareholders to have an indemnification obligation under Section 7.1, Buyer shall allow the Company to participate in the Tax Proceeding; and Buyer shall not with respect to any such Tax Proceeding accept any proposed adjustment or enter into any settlement or agreement that would materially increase such indemnification obligation or would create additional Tax liabilities of the

      Company or its shareholders, without the express written consent of the Company, which consent shall not be unreasonably withheld or unduly delayed; and provided further that if such Tax Proceeding relates solely to Taxes for which the Company or the Controlling Shareholders are required to fully indemnify Buyer under Section 7.1 (by a claim against the Escrow Fund or otherwise) or for which any of the Company or its shareholders would be liable, the Company shall have the right to control the conduct of all stages of the Tax Proceeding, and shall allow Buyer to participate in the Tax Proceeding; and the Company shall not with respect to any such Tax Proceeding controlled by it accept any proposed adjustment or enter into any settlement or agreement that would create additional Tax liabilities of Buyer, Sub or Cavion (unless they would be fully indemnified by the Escrow Fund and/or the Company or the Controlling Shareholders), without the express written consent of Buyer, which consent shall not be unreasonably withheld or unduly delayed.

      (c) Cooperation on Tax Matters.

            (i) Sharing and Retention of Tax-Related Information. Buyer, Sub, the Company, each of the Subsidiaries and the Controlling Shareholders shall cooperate fully, as and to the extent reasonably requested by any other party, in providing information to the others, and in connection with their filing of Tax Returns after the Closing with respect to the Company's Business and its assets, including without limitation the Purchased Assets; and any Tax Proceeding governed by Section 4.5(b). Such cooperation shall include the retention and (upon another party's reasonable request) the provision of records and information that are reasonably relevant to any such Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer, Sub, the Company, each of the Subsidiaries and the Controlling Shareholders shall
      (A) retain all books and records each of them may have, with respect to Tax matters pertinent to the Company and each of its Subsidiaries and relating to any Pre-Closing Tax Period, until the expiration of the statute of limitations (with due regard for any extensions thereof) of the respective taxable periods, and (B) after such expiration to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the party in possession of such records shall allow the other party to take possession of such books and records.

            (ii) Tax-related Documents. The parties further agree, upon request, to use reasonable commercial efforts (at the expense of the requesting party) to obtain any certificate or other document from any Governmental Entity or any other person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

            (iii) Reporting under Code Section 6043. The parties further agree, upon reasonable request, to provide any other party with all information that such other party may be required to report pursuant to Section 6043 of the Code and all Treasury Regulations promulgated thereunder.

      (d) Payment of Company Debt. If Buyer or Sub has assumed any Company debts that are subject to the deduction timing rules of Code Section 404, and they are due within the payment period specified in such section following the Closing Date, Buyer or Sub, as applicable, will pay them in a timely manner pursuant to such Code section in order to ensure an allowable income Tax deduction to the Company as of the Closing Date. If Buyer or Sub elects to exercise the prepayment option pursuant to the Company's 2002 Long Term Executive Compensation Plan, such payment(s) will be subject to the previous sentence. Buyer will notify the Company in writing when an assumed liability subject to the deduction timing rules of Code
Section 404 has been paid.

      Section 4.6. Employee Retirement Plan Matters.

      (a) Liberty Shares Freedom Plan and Cavion 401(k) Plan. The Company shall fund all unpaid employee contributions owed to the Code Section 401(k) component of the Freedom Plan through the Closing Date that are required by law to be paid to the Freedom Plan on or before the Closing Date. The Company shall cause Cavion to fund all unpaid employee contributions owed to the Code Section 401(k) component of the Cavion 401(k) Plan (the "Cavion Plan") through the Closing Date that are required by law to be paid to the Cavion Plan on or before the Closing Date. After the Closing Date: (i) the Company shall, except as otherwise provided in Section 4.6(b), continue to sponsor, maintain and administer the Freedom Plan in accordance with its terms and conditions as set forth in its plan and trust documents as of the date of this Agreement, and in accordance with applicable Law; (ii) Buyer or Sub shall, except as otherwise provided in
Section 4.6(b), cause Cavion to continue to sponsor and maintain the Cavion Plan in accordance with terms and conditions of the Cavion Plan as set forth in its plan and trust documents as of the date of this Agreement and any amendments thereto, and in accordance with applicable Law; (iii) Buyer or Sub shall cause Cavion to fund all unpaid employee contributions permitted by law to be paid to the Cavion Plan after the Closing Date and owed to the Code Section 401(k) component of the Cavion Plan, as well as any discretionary employer contributions (with respect to compensation earned by Cavion Plan participants through the Closing Date) determined by Buyer or Sub; (iv) the Company shall amend the Freedom Plan, to the extent not amended by the Closing Date, as may be necessary to maintain the tax-qualification of the Freedom Plan and its related employee benefit trust for favorable income tax treatment under Sections 401(a) and 501(a) of the Code, respectively, and to implement the amendments referred to in subsections (b) and (c) of this Section 4.6, and to provide that each participant's Freedom Plan account shall be 100 percent vested and non-forfeitable as of the Closing Date; and (vi) Buyer or Sub shall cause Cavion to amend the Cavion Plan, to the extent not amended by the Closing Date, as may be necessary to maintain the tax-qualification of the Cavion Plan and its related employee benefit trust for favorable income tax treatment under Sections 401(a) and 501(a) of the Code, respectively, and to implement the amendments referred to in subsections (b) through (d) of this Section 4.6, and to provide that each participant's Cavion Plan account shall be 100 percent vested and non-forfeitable as of the Closing Date.

      (b) Permitted Termination of Plans. Immediately prior to the Closing, the Board of Directors of the Company shall adopt resolutions (which may include appropriate amendments to the Freedom Plan) that terminate the Freedom Plan effective immediately prior to the Closing, and the Company shall cause the Board of Directors of Cavion to adopt resolutions (which may include appropriate amendments to the Cavion Plan) that terminate the Cavion Plan, effective immediately prior to the Closing. If any of the individual fiduciaries responsible for administering the Freedom Plan resign from that position upon or after the Closing Date, the Company shall appoint another individual to that position (in the manner provided in the Freedom Plan). Promptly after the Closing, the Company shall notify the Freedom Plan participants and beneficiaries of the name, address and telephone number of each of the fiduciaries of the Freedom Plan to whom questions about benefits due under the Freedom Plan may be directed after the Closing. Upon the termination of the Freedom Plan, the Company shall be responsible for filing an application with the IRS for a determination letter to the effect that the termination of the Freedom Plan will not affect its tax qualified status and, following receipt of such letter (a copy of which promptly shall be provided to Buyer) and the final liquidation of assets under the Freedom Plan, such assets (net of any liabilities) shall be (i) distributed to each participant in accordance with the applicable distribution provisions of the Freedom Plan, (ii) if directed by a participant, directly rolled over to an individual retirement arrangement or to a qualified plan of another employer that accepts direct rollovers, or (iii) if directed by any such participant, transferred in a direct rollover to the Buyer 401(k) Plan (as defined below); provided, however, that the Buyer 401(k) Plan will not be obligated to accept any such rollover contributions prior to the receipt of such favorable determination letter. The Company shall timely file or cause to be filed an annual return (IRS Form 5500) for the Freedom Plan for each plan year ending on or after the Closing Date for which such a return is required to be filed. Buyer shall be solely responsible for (i) operating the Cavion Plan in accordance with its terms, (ii) maintaining the tax qualified status of the Cavion Plan and the tax exempt status of its related trust, (iii) filing an application with the IRS for a determination letter to the effect that the termination of the Cavion Plan will not affect its tax qualified status, and
(iv) for filing an annual return (IRS Form 5500) with respect to the Cavion Plan for each plan year ending on or after the Closing Date for which such a return is required to be filed.

      (c) Participation in Buyer 401(k) Plans. Effective as soon as practicable after the Closing, Buyer or Sub shall cause the former employees of the Company and the employees of Cavion to become eligible to participate in a tax-qualified 401(k) plan sponsored by Buyer (the "Buyer 401(k) Plan"), which may be a new plan established by Buyer, with the same features, including employee contribution and matching contribution features, as are generally applicable to similarly situated employees of Buyer. The employees of the Company, Cavion and each of the Company's other Subsidiaries shall receive credit for service with the Company, Cavion and each of the Company's other Subsidiaries prior to the Closing Date, for purposes of participation and vesting under the Buyer 401(k) Plan.

      Section 4.7. Other Employment Matters.

      (a) Employment. The Company will terminate, effective upon Closing, the employment of all employees ("Employees") of the Company and its Subsidiaries (other than Cavion). Buyer or Sub shall offer employment to all of the Employees effective upon Closing for positions and pursuant to compensation and other terms which are comparable in the aggregate to those each such Employee had with the Company or its Subsidiaries immediately prior to the Closing Date. The Company shall, and hereby does, release those Employees who accept employment with Buyer or Sub from their obligations under any non-competition or confidentiality agreement in favor of the Company, to the extent necessary to allow them to be employed by Buyer or Sub in the Business.

      (b) Other Employee Benefits. As a component of the Assumed Liabilities, Buyer shall assume and pay all obligations and liabilities arising out of or connected with the Employees, including without limitation, those arising under any pension, profit sharing, deferred compensation, severance, welfare, sick leave, accrued or earned vacation, wage and other employee benefit plans, procedures, policies and practices of the Company, related to the period of time prior to, on and after the Closing; provided, however, such assumed liabilities will not include those liabilities resulting from a breach of the Company's representations and warranties set forth in Article II of this Agreement. Notwithstanding any other term of this Agreement, Buyer agrees to reimburse the Company promptly after the Closing Date in the approximate amount of $210,943 for the Company paying, on the Closing Date, an extra five days of payroll compensation and related payroll taxes to the nonexempt employees of the Company, which the parties agree is Buyer's obligation under this Agreement.

      (c) Buyer's Assumption of COBRA Obligations to Certain Individuals. Notwithstanding any contrary provision of this Agreement, with respect to periods after the Closing and as permitted under Q&A-7 of Treasury Regulation
Section 4980B-9, Buyer agrees to assume and perform all of the COBRA obligations of the Company and its Subsidiaries under Code Section 4980B and ERISA Section 602 to make group health plan continuation coverage available to each of their respective

M&A qualified beneficiaries (as that term is defined in Q&A-4 of Treasury Regulation Section 4980B-9) associated with the Business and Purchased Assets. On or before the Closing Date, the Company shall deliver to Buyer a true and complete list of such M&A qualified beneficiaries (including their home addresses last known to the Company) and a brief description of the type of group health plan coverage to which each of them would be entitled if such obligation were retained by the Company or any of its Subsidiaries, and the M&A qualified beneficiary timely elected and paid for such coverage.

      Section 4.8. Officers and Directors Insurance Coverage. The Company shall cause to be maintained in effect, at the sole cost and expense of Buyer, an extended reporting period ("Tail Coverage") for the current directors' and officers', fiduciary and outside directorship liability insurance policies maintained by the Company that will cover claims of the Company and current and former directors, officers, members of the Freedom Plan Committee and the Internal Management Committee and the trustee of the Freedom Plan, arising from facts or events that occurred prior to the Effective Date (including the transactions contemplated by this Agreement) but for which no circumstances were reported to the insurer until after the Effective Date. Subject to market availability and/or existing policy language, such coverage shall have an effective date beginning upon the date of policy cancellation and lasting for six years from the Effective Date (the "Tail Coverage Period"). The Tail Coverage shall be non-cancelable upon payment of premium. Should the insurance company providing such coverage become insolvent during the Tail Coverage Period, the Company shall, at the sole cost and expense of Buyer, cause to be obtained for the remainder of such Tail Coverage Period directors' and officers' liability insurance with coverage limits of not less than such limits currently in effect, and providing for coverage no less comprehensive than the coverage currently in effect. Notwithstanding any other provision of this Agreement, in no event shall Buyer be required to pay pursuant to this Section 4.10 during the Tail Coverage Period more than an aggregate amount equal to 400% (the "Tail Coverage Cap") of the current annual premium paid by the Company for such insurance. In the event that Buyer would be required to pay more than the Tail Coverage Cap to maintain such coverage, Buyer shall pay up to the Tail Coverage Cap and the Company will be authorized to instruct the Escrow Agent to pay any remaining amounts necessary to cover the remaining shortfall from the Escrow Fund.

      Section 4.9. Bulk Transfer Law. The parties hereby waive compliance with the bulk sales act or comparable statutory provisions of each applicable jurisdiction. Buyer shall indemnify the Company and its officers, directors, employees, agents and affiliates in respect of, and hold each of them harmless from and against, any and all claims, liabilities, costs, or losses suffered, occurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to the failure of any of the parties hereto to comply with the terms of any such provisions applicable to the transactions contemplated by this Agreement.

      Section 4.10. Transfer Taxes. Notwithstanding any other term of this Agreement, including, without limitation, the representations and warranties set forth in Article II, Buyer and the Company shall each be responsible for and shall pay one-half of the aggregate amount of all sales, use, transfer or similar Taxes or governmental charges, if any, and all deed Taxes and recording fees with respect to the sale and purchase of the Business and the Purchased Assets, whether levied against the Purchased Assets, the Company, any of its Subsidiaries, the Controlling Shareholders, Sub or Buyer; provided, however, that such Taxes shall not include any Taxes described as Excluded Liabilities in
Section 1.3(b). If any party is required by applicable Tax Law to pay more than its share of Taxes under this Section 4.10, and does so, such party shall be reimbursed by each other party that has not paid its share.

      Section 4.11. Buyer Guarantee. Buyer hereby absolutely and unconditionally guarantees to the Company and the Controlling Shareholders the full and prompt payment and fulfillment, as applicable, when due, of all payments, amounts, obligations, covenants, duties and liabilities of Sub under or related to this Agreement or any agreement delivered in connection with this Agreement. The obligations under this Section 4.11 are primary, not secondary.

                                    ARTICLE V
                              CONDITIONS TO CLOSING

      Section 5.1. Conditions to the Obligation of Each Party. The respective obligations of Buyer, Sub, the Company, the Controlling Shareholders and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions, unless waived in writing by all parties:

      (a) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the transactions contemplated by this Agreement shall be in effect.

      (b) No suit, investigation, action or other proceeding brought by a Governmental Entity shall be pending against Buyer or the Company which, in the reasonable opinion of counsel for the Company or Buyer, would be likely to restrain or prohibit any such party from consummating the transactions contemplated hereby or result in damages or other relief being obtained from such party, except where such suit, investigation, action or other proceeding is not likely to result in a Material Adverse Effect.

      (c) The parties shall have received any other required authorizations, consents and approvals of any Governmental Entity, except where the failure to receive such other required authorization, consent and approval is not likely to result in a Material Adverse Effect.

      (d) This Agreement and the Purchase shall have been duly approved by the Company Shareholders as required by Minnesota Law.

      (e) Prior to the Closing, each of the Subsidiaries (other than Cavion) shall be merged with and into the Company under applicable Law.

      Section 5.2. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to satisfaction of the following conditions:

      (a) The representations and warranties set forth in Article II shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date, other than such representations and warranties which speak only as to a specific date.

      (b) The Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

      (c) No Company Material Adverse Effect shall have occurred since the date of this Agreement which is not adequately covered by insurance.

      (d) The Company shall have delivered to Buyer a certificate (in form reasonably satisfactory to Buyer) of the Company to the effect that each of the conditions specified in (a) through (c) above is satisfied in all respects.

      (e) Buyer shall have received from counsel to the Company an opinion, dated as of the Effective Date, in substantially the form attached hereto as EXHIBIT B.

      (f) The Company and Company shall have executed and delivered to Buyer the Escrow Agreement.

      (g) The Company shall have executed and delivered to Buyer a Bill of Sale, Assignment and Conveyance in the form of EXHIBIT C, and an Assignment of Copyrights, Trademarks and Service Marks in the form of EXHIBIT D.

      Buyer may waive any condition specified in this Section 5.2 if it executes a writing so stating at or prior to the Closing.

      Section 5.3. Conditions to Obligation of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is further subject to satisfaction of the following conditions:

      (a) The representations and warranties set forth in Article III shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date.

      (b) Buyer shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing.

      (c) Buyer shall have delivered to the Company a certificate (in form reasonably satisfactory to the Company) of a Vice President of Buyer to the effect that each of the conditions specified in (a) and (b) above is satisfied in all respects.

      (d) The Company shall have received from counsel to Buyer an opinion, dated as of the Effective Date, in form and substance reasonably acceptable to the Company, covering the matters set forth in Section 3.1 through Section 3.4.

      (e) Buyer shall have executed and delivered to Company the Escrow Agreement, which agreement shall also have been executed by the Escrow Agent.

      (f) No Company Shareholder shall have exercised dissenter's rights under Minnesota law, and there shall be no Dissenting Shares as of the Effective Date.

      (g) Buyer shall have executed and delivered an Assumption Agreement, in the form attached hereto as EXHIBIT E pursuant to which Buyer assumes, as of the Closing, the Assumed Liabilities.

      (h) Buyer shall deliver to the Company an amount equal to the Closing Purchase Price and shall deliver to the Escrow Agent an amount equal to the Escrow Fund.

      (i) All actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Company.

      The Company may waive any condition specified in this Section 5.3 if it executes a writing so stating at or prior to the Closing.

                                   ARTICLE VI
                                   TERMINATION

      Section 6.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

      (a) By written consent of the Company and Buyer.

      (b) By either Buyer or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and non-appealable; provided however, that the party terminating this Agreement pursuant to this Section 6.1(b) shall use all commercially reasonable efforts to have such order, decree, ruling or action vacated prior to such termination.

      (c) By either Buyer or the Company in the event that the other party shall breach in any material respect any of its respective representations, warranties, covenants or other obligations hereunder and, within 10 business days (up to 30 business days if the party subject to such cure is making good faith efforts to cure such breach) after written notice of such breach to the breaching party, such breach shall not have been cured.

      Section 6.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 6.1 hereof, this Agreement shall forthwith be terminated and have no further effect except as specifically provided herein, provided, however, each party shall have the right to make any claims under this Agreement for breach or default.

                                   ARTICLE VII
                            OBLIGATIONS AFTER CLOSING

      Section 7.1. Indemnification Obligations.

      (a) The representations and warranties of the Company contained in Article II shall survive until such date as is 18 months from the Closing Date, at which time such representations and warranties shall expire together with the Buyer Indemnified Parties' right to assert any claim for indemnification or recovery under this Agreement or otherwise; provided, however, that the representations and warranties of the Company contained in Section 2.8 with respect to Taxes, and in Section 2.13(e) with respect to Taxes relating to the ESOP (collectively, the "Tax Representations"), shall survive until such date which is 60 months from the Closing Date (the "Tax Indemnification Period"), at which time the Tax Representations shall expire and any and all indemnification obligations with respect thereto shall terminate.

      (b) From and after the Closing Date, Buyer, and its respective officers, directors, employees, agents and representatives (collectively, the "Buyer Indemnified Parties") shall be held harmless and indemnified from the Escrow Fund from and against any and all claims, liabilities, obligations, losses, costs, expenses, penalties, fines, judgments and damages whenever arising or incurred, including, without limitation, amounts paid in settlement and reasonable outside accountant, tax consultant and attorney fees and expenses (collectively, "Losses") which any of them may incur by reason of any breach of any representation, warranty, covenant or agreement made by the Company or any Controlling Shareholder in this Agreement or any Losses relating to or arising out of any Excluded Liabilities (collectively, the "Buyer Losses") including without limitation any Losses arising solely out of the Company's breach of the Tax Representations ("Tax Losses"). The aggregate amount of all Buyer Losses (including without limitation Tax Losses) for which the Buyer Indemnified Parties shall be entitled to be indemnified shall not exceed $6,500,000; and, except as provided below in this Section (b), the Escrow Fund shall be the sole source of recourse for all such Buyer Losses. Notwithstanding any other provision in this Agreement, the Buyer Indemnified Parties shall not be entitled to be indemnified (x) for any Buyer Losses (other than Tax Losses) unless and until the aggregate amount of Buyer Losses exceeds $250,000 (the "Threshold"), or (y) for any Tax Losses unless and until the aggregate amount of Tax Losses exceeds $50,000 (the "Tax Threshold"), in either of which case the amount of Buyer Losses in excess of the Threshold, or the amount of Tax Losses in excess of the Tax Threshold, as applicable, shall then be subject to indemnity, in either case subject to the limits of the Escrow Fund. Upon the release of the Escrow Fund, all amounts shall be distributed to the Company as set forth in the Escrow Agreement. Except as set forth below, the Escrow Fund shall be the exclusive source of indemnification and recovery for Losses by the Buyer Indemnified Parties. Notwithstanding the foregoing, upon termination of the Escrow Claims Period (as defined in Section 7.4) and until the expiration of the Tax Indemnification Period, as set forth in Section 7.1(a), the Buyer Indemnified Parties shall be entitled to indemnification from the Controlling Shareholders with respect to any Tax Losses, to the extent such Tax Losses were not satisfied from the Escrow Fund during the Escrow Claims Period, up to an amount equal to the difference between $6,500,000 and the amounts paid from or set aside from the Escrow Fund for Buyer Losses as of the expiration of the Escrow Claims Period (the "Tax Limit").

      (c) From and after the Closing Date, the Company, the Controlling Shareholders, the Freedom Plan and its fiduciaries, participants and beneficiaries, and each of their respective officers, directors, employees, agents and representatives, as applicable (collectively, the "Shareholder Indemnified Parties"), shall be held harmless and indemnified by Buyer from and against any and all Losses which any of them may incur by reason of (i) any breach of any representation, warranty, covenant, agreement or undertaking made by Buyer or Sub in this Agreement or the Escrow Agreement, (ii) the operation of the Business or the ownership of the Purchased Assets related to or connected with the period of time prior to the Closing, other than to the extent such Losses result from an Excluded Liability or any breach of the representations and warranties of the Company set forth in Article II of this Agreement, or
(iii) the ownership of the Purchased Assets or the operation of the Business from and after the Closing (the "Shareholder Losses").

      (d) All indemnified parties under this Section 7.1 ("Indemnitees") shall use their reasonable efforts to mitigate any Losses in connection with an indemnity claim made pursuant to Article VII, including, without limitation, by using reasonable efforts to submit and obtain payment on insurance claims where there are third-party insurance policies covering such Losses and secure insurance benefits (if any). If the amount of Losses, at any time prior to or subsequent to the payment thereof by an indemnitor to an Indemnitee pursuant to this Article VII is reduced pursuant to any insurance coverage, the amount of such reduction (net of (i) any out-of-pocket expenses, (ii) increases in premiums or (iii) any deductible incurred in obtaining such reduction) shall promptly be repaid by the Indemnitee to the applicable indemnitor. Furthermore, all indemnification obligations under this Article VII shall be reduced by the then present value of any net Tax benefit (including as a result of any basis adjustment) to the indemnified party arising from or relating to any such indemnified Loss.

      Section 7.2. Indemnification Procedure.

      (a) Promptly after receipt by a Buyer Indemnified Party or a Shareholder Indemnified Party, as applicable (referred to herein as an "Indemnified Party"), of notice by a third party of any complaint or the commencement of any action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other party for any Losses, such Indemnified Party shall notify the Company or Buyer, as applicable (referred to herein as the "Indemnifying Party"), within 20 days of such complaint or of the commencement of such action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from liability for such claim arising otherwise than under this Agreement, and such failure shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within 30 days thereafter, to assume the defense of such action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the action or proceeding or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such 30-day period, then the Indemnified Party may employ counsel to represent or defend it in any such action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party shall not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single action or proceeding. In any action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such action or proceeding and to retain its own counsel at such party's own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the other party reasonably apprised of the status of the defense of any action and to cooperate in good faith with each other with respect to the defense of any such action. Following the earlier of the dissolution of the Company or the expiration of the Escrow Claims Period, all references in this section (a) to "the Company" shall be deemed to be replaced with the Controlling Shareholders.

      (b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder, unless the Indemnifying Party fails to assume and maintain the defense of such claim pursuant to Section 7.2(a); provided, however, that such claim shall not be settled or compromised without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld or delayed. An Indemnifying Party may not, without the prior written consent of any Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (i) simultaneously with the effectiveness of such settlement, compromise or consent, the Indemnifying Party pays in full any obligation imposed on the Indemnified Party by such settlement, compromise or consent and (ii) such settlement, compromise or consent does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party's affiliates.

      (c) In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party in accordance with the Escrow Agreement and such claim shall be handled in accordance with the Escrow Agreement.

      (d) The Company shall have the right to pay all costs and expenses incurred in investigating, defending (including reasonable fees and disbursements of counsel), settling, compromising and paying third party claims as described and authorized in Section 7.2(a) and Section 7.2(b) out of the Escrow Fund. The Escrow Agreement shall direct the Escrow Agent to pay such amounts out of the Escrow Fund to and for the benefit of the Company upon its demand.

      Section 7.3. Sole Remedy. From and after the Closing Date, the indemnities provided for in this Article VII shall be the exclusive remedies of the Buyer Indemnified Parties and Shareholder Indemnified Parties for any breach of any representation, warranty, covenant, agreement or undertaking by the Company, the Controlling Shareholders or Buyer. In furtherance of the foregoing, except for claims for Losses permitted by this Article VII, Buyer and Sub hereby waive on behalf of themselves and all of the Buyer Indemnified Parties, from and after the Closing, to the fullest extent permitted under applicable law, any and all rights, claims and causes of action arising out of or related to this Agreement or the Purchase (other than claims of, or causes of actions arising from, fraud or intentional misrepresentation) which the Buyer Indemnified Parties may have against the Company Shareholders or the Company.

      Section 7.4. Escrow Claims Period.

      (a) For purposes of this Agreement, the "Escrow Claims Period" shall be the time period during which a claim for indemnification may be asserted against the Escrow Fund under this Agreement and the Escrow Agreement by a Buyer Indemnified Party. The Escrow Claims Period shall commence on the Closing Date and shall terminate on such date which is 18 months from the Closing Date, at which time any remaining funds in the Escrow Fund shall be released and distributed to the Company, subject to the provisions of the Escrow Agreement. Thereafter, (i) the Company shall have no further indemnification or other obligations to the Buyer Indemnified Parties under this Article VII, and (ii) the Controlling Shareholders shall have no further indemnification or other obligations to the Buyer Indemnified Parties under this Article VII, other than indemnification obligations specifically set forth in this Article VII with respect to Tax Losses, subject to the Tax Indemnification Period and the Tax Limit.

      (b) If the Buyer Indemnified Parties fail to give written notice to the Company of a claim for any Buyer Losses prior to the close of business on the last day of the Escrow Claims Period, then such claim will be barred. If the Buyer Indemnified Parties fail to give written notice to the Controlling Shareholders of a claim for any Tax Losses prior to the close of business on the last day of the Tax Indemnification Period, then such claim will be barred. Notwithstanding the foregoing and the provisions of Section 7.4(a), if prior to the close of business on the last day of the Escrow Claims Period, or the Tax Indemnification Period, as applicable, the Company or the Controlling Shareholders, as applicable, shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof. All undisputed portions of the Escrow Fund shall be distributed pursuant to this Article VII and the Escrow Agreement.

                                  ARTICLE VIII
                                  MISCELLANEOUS

      Section 8.1. Notices. All notices or other communications required or permitted hereunder shall be in writing, and shall be personally delivered (including by means of professional messenger service), sent by registered or certified mail, overnight courier or confirmed telecopy transmission, and shall be deemed received upon the date of receipt thereof.

      If to Buyer or Sub:                    John H. Harland Company
                                             2939 Miller Road
                                             Decatur, Georgia 30035
                                             Attention: John C. Walters
                                             Facsimile: 770-593-5619

      If to the Company or the               David L. Copham
      Controlling Shareholders:              11290 Longwater Chase Court
                                             Ft. Myers, FL 33908
                                             Facsimile: 941-466-0778

                                             With a copy to:

                                             Maslon Edelman Borman & Brand, LLP
                                             90 South 7th Street
                                             Minneapolis, MN 55331
                                             Attn: Shawn McIntee
                                             Facsimile: 612-642-8316

      Notice of change of address shall be given in the manner detailed in this
Section 8.1.

      Section 8.2. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties; provided, however, that Buyer may freely assign its rights to another subsidiary of Buyer without such prior written approval but no such assignment shall relieve Buyer of any of its obligations hereunder.

      Section 8.3. Partial Invalidity. If any provision of this Agreement shall be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each such term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by Law.

      Section 8.4. Waivers. No waiver of any breach of any provision herein shall be deemed a waiver of any preceding or succeeding breach thereof and all waivers must be in writing. No extension of time for performance of any obligation or act shall be deemed an extension of the time for performance of any other obligation or act.

      Section 8.5. Expenses. Each party shall bear its own professional fees and other out-of-pocket expenses relating to the transactions contemplated by this Agreement except as provided in this Agreement.

      Section 8.6. Legal and Accounting Fees. In the event any action or proceeding is instituted by a party hereto by reason of any breach on the part of the other party arising out of this Agreement, the prevailing party shall be entitled to recover all costs and expenses of the action or proceeding, including reasonable attorneys' and accounting fees.

      Section 8.7. Entire Agreement. Except for the Non-Disclosure Agreements dated October 19, 2004, and January 17, 2005, as updated from time to time, between Buyer and the Company, this Agreement (including each Exhibit and Schedule) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous understandings with respect thereto. This Agreement terminates that certain Agreement and Plan of Merger among the parties dated April 4, 2005 (the "Merger Agreement" and the merger (the "Merger") contemplated thereby. This Agreement may not be amended or modified except by written instrument signed by the parties hereto. All of the obligations of the parties which, by their terms, are to take place following the Closing, shall survive the Closing of the Purchase.

      Section 8.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, without regard to its conflicts of law principles. Each party hereto, for itself and its successors and assigns, irrevocably agrees that any legal proceeding arising out of or relating to this Agreement shall be instituted only in the federal courts located in Hennepin County, Minnesota, and generally and unconditionally accepts and irrevocably submits to the exclusive jurisdiction of the aforesaid courts and irrevocably agrees to be bound by any final judgment rendered thereby from which no appeal has been taken or is available in connection with this Agreement. Each party, for itself and its successors and assigns, irrevocably waives any objection it may have now or hereafter to the laying of the venue of any such legal proceeding, including, without limitation, any objection based on the grounds of forum non conveniens, in the aforesaid courts.

      Section 8.9. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                            [SIGNATURE PAGES FOLLOW]

      IN WITNESS WHEREOF, Buyer, Sub, the Controlling Shareholders and the Company have caused this Agreement to be executed as of the date first written above.

                     JOHN H. HARLAND COMPANY

                     By: /s/ John C. Walters
                        --------------------------------------------------------
                        John C. Walters, Senior Vice President

                     JUSTICE ACQUISITION CORPORATION

                     By: /s/ John C. Walters
                        --------------------------------------------------------
                        John C. Walters, Vice President

                     LIBERTY ENTERPRISES, INC.

                     By: /s/ Stanley C. Hollen
                        --------------------------------------------------------
                        Stanley C. Hollen, Chief Executive Officer

                     CONTROLLING SHAREHOLDERS:

                     David L. Copham Florida Intangible Tax Trust u/a/d 12/9/03

                     By: /s/ Cheryl K. Copham
                        --------------------------------------------------------
                        Cheryl K. Copham, Trustee

                     Cheryl K. Copham Revocable Trust u/a/d 10/12/99, as amended

                     By: /s/ David L. Copham
                        --------------------------------------------------------
                        David L. Copham, as Co-Trustee

                     By: /s/ Cheryl K. Copham
                        --------------------------------------------------------
                        Cheryl K. Copham, as Co-Trustee

                     Cheryl K. Copham Grantor Retained Annuity Trust u/a/d
                     4/19/04

                     By: /s/ Cheryl K. Copham
                        --------------------------------------------------------
                        Cheryl K. Copham, Trustee

                     David L. Copham Family Trust u/a/d 5/31/95

                     By: /s/ Ken Kinsley
                        --------------------------------------------------------
                        Ken Kinsley, Trustee

                     Kristen M. Copham Revocable Trust u/a/d 10/29/03

                     By: /s/ Kristen M. Copham
                        --------------------------------------------------------
                        Kristen M. Copham, Trustee

                        /s/ John D. Copham
                     -----------------------------------------------------------
                     John D. Copham